Mail Stop 3561

September 6, 2006

Steven P. Wyandt, Chief Executive Officer
Nitches, Inc.
10280 Camino Santa Fe
San Diego, California 92121

> **Re: Nitches, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 10, 2006**
> **File No. 333-136470**

Dear Mr. Wyandt:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears the information reports on Form 8-K that you filed on October 31, 2005 and March 22, 2006 were filed on the fifth business day after the occurrences of the events. Form 8-K's General Instruction B.1 states that you must file a Form 8-K within four business days of the event. Similarly, General Instruction I.A.3(b) states that to be eligible to use Form S-3 you must have filed in a timely manner all required reports during the previous twelve months. Therefore, please tell us why you are eligible to use Form S-3 for this transaction.

2. Please tell us the results of the significance tests you performed under Rule 3-05 and Article 11 of Regulation S-X and whether you are required to provide the audited financial statements and pro forma information relating to your acquisition of Saguaro LLC. If you have not performed these tests, please do so, tell us your conclusions, and disclose any required information as appropriate.

Outside Front Cover

3. You state that this prospectus relates to up to 600,000 shares of your common stock that may be sold from time to time by your "selling shareholders." However, it appears that you have only one selling shareholder, Impex Inc. Please revise your entire document, including your Selling Stockholders section, to make clear that you have only one selling stockholder.

Selling Stockholders, page 8

4. In the third paragraph of this section, you state that you have included all the information regarding your selling stockholder "to [y]our knowledge." Please remove this qualification or tell us the reason for it, as you are responsible for all the disclosure in your document.

5. Please revise your Selling Stockholders table to identify the beneficial owner or owners that have voting or investment control over the shares being offered by the selling stockholder. See Interpretation 60 under Section I. Regulation S-K in the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 1997) and Interpretation 4S under Regulation S-K in the March 1999 Interim Supplement to Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (March 1999).

Item 16. Exhibits, page II-2

6. We note that you do not list your acquisition agreement with Impex Inc., or its amendment, as exhibits to your filing. Please list all the documents material to your filing as exhibits. See Item 601 of Regulation S-K. If you have previously filed a material document in another filing with us, you may incorporate that exhibit by reference, but you must list the document as an exhibit in your Exhibit section and your Exhibit Index. See Item 601(a)(1) of Regulation S-K.

    In this regard, please consider filing your acquisition agreement again, because you withdrew the Form S-1 registration statement in which the acquisition agreement was filed originally.

*   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: James A. Mercer III, Esq.
        Duane Morris LLP
        Via Fax: (619) 744-2201